As filed with the Securities and Exchange Commission on 10 November 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November 2004 (10th only)

Cable and Wireless Public Limited Company

124 Theobalds Road
London WC1X 8RX
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cable and Wireless plc

By:	/s/ Andrew Garard
Name:	Andrew Garard
Title:	Company Secretary

Date:	9th November 2004

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Interim Results announcement dated 10th November 2004
99.2	Announcement dated 10th November 2004